Exhibit 99.1

                               GLOBAL WATAIRE INC.
                              EMPLOYMENT AGREEMENT
                                       FOR
                                       CFO

Dear Mr. Gorman:

The following employment agreement between Global Wataire Inc. (The Company or
GW) and Edmund Gorman outlines the terms of your contract as CFO of the company.

1.   Position

     You  will  be  appointed  as  CFO  of  the  Company.

2.   Term

     The appointment shall be for a term of Twenty-four month (Two years) commencing on the 1st day of August 2007.

3.   Compensation

     A) Annual compensation of $US 150,000 annually, to be invoiced by you to the Company at the rate of $ 12,500.00 monthly. This compensation rate will be reviewed annually by the Board of Directors, the first such review to occur within twelve months of the starting date.

     B) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

     C) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     D) You will invoice the company periodically for you're out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of your duties.

     E) You will be entitled to receive a payment of $500.00 per month as health and dental allowance.

4.   Non competition

     The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two (2) years from the expiry or termination of your services.

5.   Duties

     Your duties shall include:

     -    Day to day financial management of the company
     - Preparation of financial reports, forecasts, budgets etc. to ensure effective management and financial reporting
     -    Supervision of finance department staff
     -    Assure compliance with all regulatory authorities
     - Liaison with auditors, Audit Committee, Compensation Committee, Board of Directors, Investors and financial institutions
     -    Any other duties as determined by the CEO


6.   Termination for any reason

     The Company shall have the right to terminate your contract at any time with a payment of twice your remaining compensation rate at the time of termination. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time.

7.   Termination by Employee

     The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

     Please sign this letter below to indicate your agreement with the above terms.

Yours truly


Sydney Harland
President & CEO
Global Wataire Inc.

Agreed this 1st day of August, 2007.


-----------------------------
       Edmund Gorman